                                                                                                                                                                                                                                         Southern First Bancshares, Inc.

                                                                                                                                                                                                      100 Verdae Boulevard

                                                                                                                                                                                                                                                                    Greenville, SC 29607

August 6, 2010

VIA EDGAR CORRESPONDENCE

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

          Re:      Southern First Bancshares, Inc.

                      File No. 000-27719

                      Form 10-K for the fiscal year ended December 31, 2009

                      Form 10-Q for the quarterly period ended March 31, 2010

Dear Mr. Pande:

This letter responds to your letter dated July 23, 2010 to Southern First Bancshares, Inc. (the “Company”). For your convenience, we have reprinted the Staff’s numbered comments below followed by the Company’s responses. Per our conversation with Mr. Ben Phippen, we have included responses as of the most recent period available, which is June 30, 2010.  In addition, corresponding language reflecting the responses below will be included in the Company’s Form 10-Q for the period ended June 30, 2010, which will be filed with the SEC no later than next week.

Form 10-Q for the quarterly period ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 22

1.      Please provide us with, and revise future filings to include, a table similar to that provided on page 62 of your December 31, 2009 Form 10-K detailing the amortized cost, gross unrealized gains, gross unrealized losses and fair value for each category of investments for which other than temporary impairments have not been recognized in earnings (including investments for which a portion of an other-than-temporary has been recognized in other comprehensive income). Also provide us with, and revise future filings to include, a table similar to that provided on page 63 of your December 31, 2009 Form l0-K detailing the information requested in the preceding sentence segregated by those investments that have been in a continuous uurea1ized loss position for less than 12 months and those that have been in a continuous uurea1ized loss position for 12 months or longer. Refer to ASC 320-1 0-50-6a and ASC 320-10-50-7 in preparing your response and note that this disclosure is required in all annual and quarterly filings.

Response:   The amortized costs and fair value of investment securities available for sale and held to maturity are as follows (dollars in thousands):

	June 30, 2010
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
Available for sale
Government sponsored enterprises	$4,500	$-	$2	$4,498
State and political subdivisions	7,992	93	10	8,075
	12,492	93	12	12,573
Mortgage-backed securities
FHLMC	24,660	289	45	24,904
FNMA	39,730	644	-	40,374
GNMA	1,183	90	-	1,273
Collateralized mortgage obligations	6,427	-	350	6,077
	72,000	1,023	395	72,628
Total	$84,492	$1,116	$407	$85,201

Held to maturity
Mortgage-backed securities
FNMA	$120	$5	$-	$125

The table below summarizes gross unrealized losses on investment securities and the fair market value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2010 (dollars in thousands).

	Less than 12 months			12 months or longer			Total
		Fair	Unrealized		Fair	Unrealized		Fair	Unrealized
	#	value	losses	#	value	losses	#	value	losses
As of June 30, 2010
Available for sale
Government sponsored enterprises	1	$4,498	$2	-	$-	$-	1	$4,498	$2
State and political subdivision	3	2,111	10	-	-	-	3	2,111	10
Mortgage-backed
FHLMC	2	4,477	45	-	-	-	2	4,477	45
Collateral mortgage obligations	-	-	-	1	2,890	350	1	2,890	350
	6	$11,086	$57	1	$2,890	$350	7	$13,976	$407

2.       As a related matter, please refer to ASC 320-10-50-6b to provide us with, and revise future filings to include, an enhanced discussion of your private label collateralized mortgage obligations that are in a continuous loss position. Your response and the revised disclosure in future filings should provide sufficient information to allow financial statement users to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching the conclusion that the impairments are not other-than-temporary. For example, please consider disclosing additional information to describe the characteristics of the underlying collateral (e.g., types of mortgages, vintage, geographic concentrations, average FICO scores, etc), performance indicators of the underlying assets (e.g., quantification of default rates, relevant delinquency and foreclosure statistics and trends, etc), quantification of excess collateral, changes in credit ratings, and quantification of any changes in the major components of your internal cash flow model that occurred during the periods presented.

Response:   The primary risk in conforming mortgage backed securities is prepayment risk.  Credit risk is assumed by the government sponsored enterprises.  In collateralized non-agency mortgage obligations, credit risk is prominent.  Credit risk, arising from borrower default, is especially difficult to quantify given the market’s lack of clarity on future home prices as well as the impact of loan attributes.  Credit risk is of paramount concern to investors that own collateralized mortgage obligations (“CMOs”).

At June 30, 2010, we held two CMOs with a book value of $6.4 million, one of which was in an unrealized loss position at June 30, 2010. The Company evaluates these securities quarterly based on the methodology outlined below and based on this evaluation, believes that it will receive all of the principal and interest in accordance with the original contractual terms of the securities. Also, since the company has no intent to sell securities with unrealized losses and it is not more-likely-than-not that we will be required to sell these securities before recovery of amortized cost, we have concluded that the securities are not impaired on an other-than-temporary basis.

Evaluation Methodology

The primary cause of mortgage delinquency and foreclosure is attributable to the loss of household income due to unemployment.  Therefore, the change in unemployment rates is a predictor of the likelihood of mortgage loan delinquency and foreclosures.  Prime mortgage borrowers, with secure or steady employment tend to stay current on their mortgages, even if home prices drop significantly, as in a period of severe home price depreciation.  Subprime borrowers, on the other hand, who only marginally sustained their initial home purchase, are more likely to become delinquent when home prices dropped precipitously.  There is evidence to support the premise that increases in unemployment rates and home price depreciation have a positive correlation with foreclosure rates.

In the non agency MBS sector, FICO scores that measure the credit worthiness of the mortgage borrower are a good indicator of future mortgage delinquency and foreclosure rates. In addition, the level of documentation that was obtained at the time the loan was originated is also a strong indicator of future loan performance. Loans that have limited or reduced documentation have proven to result in higher delinquency and foreclosures. An additional indicator of the likelihood of delinquency and foreclosures is the occupancy type.  Generally speaking, loans on owner occupied properties tend to be less likely to default than loans on vacation or investment properties. Listed below is various historical data related to our two private label CMOs.

                                                                                                CMO- A                                CMO-B

Book value on 6-30-2010 (in thousands)                       $3,187                                   $3,240

Year of origination                                                              2006                                       2006

Original credit rating                                                            Aaa,AAA                              Aaa,AAA

Current credit rating                                                            Ba1,BBB-                             Caa1,CC

Original credit support                                                        15.62                                      13.48

Current credit support                                                         13.88                                        7.48

Current coverage ratio                                                          1.8                                            ..6

Percentage of loans 60+ delinquent                                 22.8%                                    38.3%

Severity loss rate - 12 months                                           53%                                        48%

Constant prepayment rate:

      3 months                                                                         14.7%                                    21.5%

      6 months                                                                         13.4                                        15.5

    12 months                                                                         14.1                                        14.8

Weighted average:

     Coupon                                                                            6.24%                                    6.14%

     Months remaining                                                          309                                         307

     Loan size                                                                          $301,000                               $510,000

     Current loan to value                                                      79%                                        72%

FICO scores:

   Original                                                                               736                                         716

   Current                                                                               734                                         713

Current percentage of limited documents                       38%                                        63%

Current percentage – owner occupied                             89%                                        81%

Geographic concentration:

                Highest percentage                                             GA 77.9%                             CA 45.6%

                Second highest percentage                                FL  15.8%                             NY 17.3%

Our private label non-agency securities CMOs were priced based on Bloomberg Default model due to market illiquidity.  We noted that this market has had little, if any, new issuance since the credit crisis began.  The company determined that most sales are forced and do not reflect the true economic value of these securities.  The Bloomberg default model is comprised of five sub-models:

•       Prepayment models

•       Foreclosure models

•       Liquidity models

•       Loss severity models

•       60+ Delinquency rate models

The prepayment and foreclosure models consider loan level inputs including loan to value, loan size, FICO score, loan purpose, loan type, property type, loan documentation, state of origin, and weighted average coupon.  In addition, the model includes macro-economic inputs such as interest rate, mortgage rates, home price appreciation and unemployment rates based on the various metropolitan areas.  Regression analysis including logistical and survival analysis are used for model development.

The liquidation model projections are derived from net foreclosure rates and the transition matrices.  The liquidation rates are calculated separately according to judicial and non-judicial states.

The loss severity models are calculated based on each loan characteristics and other macro-economic inputs such as:

•       Original loan to value

•       Cumulative home price appreciation

•       Liquidation markdown

•       Back interest owed

•       Property tax owed

•       Broker and lawyer fees

Although, the individual loan level data was utilized as of June 30, 2010, the home price appreciation assumptions and the future unemployment rate assumptions were as of December 1, 2009.  The current home price appreciation assumptions are as follows:

•       Continue to decline at an annual rate of 10% till December of 2009

•       Stays at 0% for two years

•       Increases at an annual rate of 5% for two years

•       Increases at an annual rate of 3% for the remaining periods

The unemployment rate assumptions are as follows:

•       Continues to rise to 10.5% till January of 2010

•       Stay at 10.5% for 3 months

•       Declines to 5.8% over the next 5 years

•       Continue at 5.8% for the remaining periods

Based on the independent calculations and assumptions, management currently anticipates receiving all of the outstanding principal and the related interest for each security. Management has  reviewed the independent assumptions utilized, compared them to current actual results and  believes that they are reasonable.  However, there is no precise method to predict if credit losses in the future periods will exceed our current predictions.  If actual results significantly vary from the assumptions noted above, we may be required to recognize losses that are later deemed to not be only temporary in nature.  The valuation change has been recorded as a change in the unrealized gain/loss recognized in other comprehensive income.

3.      We note your disclosure that you have the ability and intent to hold all securities within the portfolio until they mature or until the value recovers and therefore you do not consider these investments to be other-than-temporarily impaired at March 31, 2010. In future filings, please revise this language to be consistent with ASC 320-10-35-33, which clarified the interaction of factors that should be considered when determining whether a debt security is other-than-temporarily impaired from an assertion of intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to an assessment of whether (a) one has the intent to sell the security, or (b) it is more likely than not that one will be required to sell the security prior to its anticipated recovery.

Response:   On June 30, 2010, the Company had 6 individual investments that were in an unrealized loss position.  The unrealized losses were primarily attributable to changes in interest rates, rather than deterioration in credit quality.  The majority of these securities are government or agency securities and, therefore, pose minimal credit risk.  The company considers the length of time and extent to which the fair value of AFS debt securities have been less than cost to conclude that such securities were not other-than-temporarily impaired. We also consider other factors such as the financial condition of the issuer including credit ratings and specific events affecting the operations of the issuer, volatility of the security, underlying assets that collateralize the debt security, and other industry and macroeconomic conditions. As the company has no intent to sell securities with unrealized losses and it is not more-likely-than-not that we will be required to sell these securities before recovery of amortized cost, we have concluded that the securities are not impaired on an other-than-temporary basis.

Loans, page 24

4.       Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

•       The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•       To the extent you extend loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•       In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is         performed;

•        How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

•       How many times you have sought performance under the guarantee discussing the extent of the successes.  As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

•       Quantify the dollar amount of loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

•       When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Response:   As a matter of practice, the bank underwrites the majority of commercial loans with maturities of five years or less with various amortization periods based on the bank’s loan policy.  Based on this underwriting practice, the bank’s loan portfolio does experience a significant volume of renewals throughout the normal maturity cycle of our loan portfolio.

In substantially all cases, performing loans are renewed with a term similar to the original term or for a shorter period of time.  The renewed loan rate is adjusted to the current market rate and variable rate loans are renewed with floors that may actually be at a higher rate than the loan’s original rate.  Approximately 80% of our loans are collateralized by real estate.  It is the practice of our bank to obtain guarantees on substantially all loans.  If owner guarantees are not required, the Bank will consider requiring additional credit enhancements, such as loan agreement covenants that allow the Bank to monitor borrower financial capacity, to mitigate the increased risk associated with not obtaining a guaranty.

All renewed loans are underwritten using the same credit standards required at the time the loan was first originated.   Loans that have not performed in accordance with the original loan agreements may be extended.  In such cases the bank will try to obtain additional credit enhancements, such as additional collateral or additional guarantees. For loans that have not performed in accordance with the original terms and are classified as non-performing, if renewed the term is generally consistent with the ultimate source of repayment.  The rates on these loans are rarely reduced.  If it is determined that the bank has granted a concession to the borrower in order to minimize eventual loss, the loan is considered a troubled debt restructuring.  If the borrower is able to demonstrate ability to perform in accordance with the new loan agreement for at least six continuous months, the loan may be removed from nonperforming status.

The bank requires guarantors to provide current financial statements and personal tax returns annually.  Corporate guarantees or endorsements are accompanied by current financial statements and a copy of the corporate resolution authorizing the guarantee.  Financial statements and tax returns dated within in 12 months are considered current.  When evaluating the financial wherewithal of the guarantor the bank’s credit department analyzes the guarantor’s “global cash flow”.   This allows us to determine the guarantor’s ability to meet all of his obligations should the need arise.

The guarantor’s reputation and willingness to work with us, is first determined prior to the credit being extended.  Being a community bank, we generally know the guarantors and are aware of their reputation in the community and potentially how they handle their personal finances.  In the event that a borrower offers to have a guarantor to endorse his loan and the guarantor is not known to us, than we may apply various methods to obtain confirmation from another reliable party.

When a loan is no longer performing in accordance with the stated terms, we will contact the loan’s guarantors to provide the funds necessary to restore the loan to the appropriate status.  The ability of the guarantor to provide the necessary funds is given strong consideration in the determination of whether a loss on any specific loan is warranted.  Our normal practice is to seek performance under the guarantee.  Only in situations where we have determined that the guarantor’s financial status has deteriorated to such a point that the legal fees to pursue the guarantor would exceed the expected value to be obtained from the guarantor is the decision not to pursue the guarantor determined.

Guarantor strength is one of many factors used in reviewing loans for impairment; however, at the current time, no loans have been excluded from being considered impaired based solely on guarantor strength.  It should be noted that some loans within the commercial portfolio which are current and performing, might be repaid through the financial resources of a guarantor who could also be a principal and or owner of the entity being financed.

In general, we do not have any impaired loans carried at a value in excess of the appraised value.  We typically charge-off a portion or create a specific reserve for impaired loans when we do not expect repayment to occur as agreed upon under the original terms of the loan agreement.

Provision and Allowance for Loan Losses, page 25

5.       We note your disclosure on pages 9 and 26 describing your methodology for measuring loans for impairment (e.g., using collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows) and that you had approximately $4.4 million of impaired loans with a specific allowance of $l.4 million and $8.0 million of impaired loans without a specific allowance at March 31, 2010. We also note your disclosure page 10 that all impaired loans were classified as level 2 due to fair value being determined based on an observable market price or a current appraised value. As it relates to these loans, please provide us with the following information as of March 31, 2010 and revise your future filings accordingly:

•       The amount of loans measured using each of the methodologies disclosed (i.e., collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows);

•       As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value, including an in-depth discussion of the appraisal process, how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

•       How you define "current" appraisal;

•       The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

•       The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•       In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•        Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•       How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

•       In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•       For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

Response:  It is the bank’s practice to review each loan individually to determine the best method for determining impairment.  As of June 30, 2010 all impaired loans were evaluated based on their collateral value.

The bank primarily utilizes third party appraisers to determine fair value of collateral dependent loans.  Appraisals are annually updated, generally through a new appraisal or through an appraisal evaluation.  The bank does not utilize automated valuation methodologies for determining collateral value.  In general, appraisals are considered current for 12 months.  Current third party appraisals were relied on to measure impairment on approximately 90% of the bank’s impaired loans as of 6-30-2010.

Generally, when a collateral dependent loan reaches nonperforming status, a current appraisal is utilized to determine the level of impairment.  Impairment is specifically reserved for or charged-off through the loan loss reserve in the quarter a loan is recognized as nonperforming.

Impaired loans are individually reviewed on a quarterly basis to determine the level of impairment.  Generally, appraisals are updated on an annual basis; however, market conditions are monitored and values are adjusted based on quarterly reviews.

We have not charged-off any amount different from what was determined to be the fair value of the collateral.

All loans which have been partially charged-off are nonperforming and on non-accrual.  None of the original terms of these loans have been modified.  The majority of these loans are in the liquidation process.

We use external appraisals to determine the fair value of the underlying collateral for impaired loans.  Appraisals on impaired loans are updated annually.

For all loans in which a specific valuation allowance was determined unnecessary the underlying fair value was in excess of the loan balance.  Generally these loans have been charged-off to the current market value.

* * * * *

In connection with this response to the Comment Letter, Southern First Bancshares, Inc. hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss our response or any further questions you may have, please do not hesitate to contact me at 864.679.9070.

Respectfully,

/s/James M. Austin, III

James M. Austin, III

Executive Vice President and Chief Financial Officer

Southern First Bancshares, Inc.